Exhibit 99.1

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 4.3, 4.4, 5.1, 7.2, 7.3, 7.5, 12.5/6, 12.7/8, 12.12 and 13.11.	06/25/2018

V3	Update in items 3.1 and 11.1.	07/30/2018

V4	Update in items 15.3, 17.1, 17.2, 17.3, 17.4 and 17.5.	08/06/2018

V5	Update in items 4.3, 10.3 and 15.7	08/21/2018

4.3. Describe the legal, administrative or arbitration proceedings to which the issuer or its subsidiaries are a party, specifying labor, tax and civil claims, among others: (i) that are not confidential, and (ii) that are relevant for the business of the issuer or its subsidiaries, indicating:

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$740 million, which represents 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$148,006 million on December 31, 2017).

Civil, tax, and labor contingencies are provided for whenever a loss is assessed as probable. Provisions are also recorded, irrespective of the event of an unfavorable outcome to the company, for those cases of tax contingencies in which the outcome of the case is dependent on the recognition of unconstitutionality of the legislation in force.

Management believes that the provisions for legal and administrative contingencies in place are sufficient to cover probable losses and that these may be reasonably estimated. We believe that any losses arising from other administrative or legal contingencies will not have a material adverse effect on our business, financial position or results.

Civil Proceedings

Case No. 2007.51.01.001894-7
a.	Court: 22nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Appellate Court – Court of Appeals of the State of Rio de Janeiro
c.	Filing date: 02.05.2007
d.	Parties to the proceedings: Association of Minority Shareholders of Publicly-Held Companies (Associação dos Acionistas Minoritários em Cia. de Capital Aberto) vs. Banco Banerj S.A. “Banerj”), Banco do Estado do Rio de Janeiro S.A. (“Berj”), State of Rio de Janeiro and Central Bank of Brazil.
e.	Amounts, assets or rights involved: R$4,741,452,260.00 (originally claimed amount)
f.	main facts: This public-interest civil action filed by the Association of Minority Shareholders of Publicly-Held Companies against Banco do Estado do Rio de Janeiro – BERJ, the State of Rio de Janeiro, the Central Bank of Brazil, and Banco Banerj S.A. is aimed at annulling a series of acts carried out under the scope of the special administration regime and the extrajudicial liquidation of Banco do Estado do Rio de Janeiro, as well as at getting a refund for alleged financial losses arising from these acts accordingly. The case was dismissed without prejudice, as set forth by Article 267, IV, of the Code of Civil Procedure (CPC). The appeal filed by the plaintiff was denied. The motion for clarification filed by the Association of Minority Shareholders was denied. The special appeal filed by the Association of Minority Shareholders was denied, and subsequently this party filed an interlocutory appeal, against which the Bank submitted an appellee’s brief, which is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To indemnify the minority shareholders for the alleged losses caused by the measures adopted by the majority shareholder – State of Rio de Janeiro – to the former Banerj.

Case No. 2005.70.00.027997-3
a.	Court: 6th Federal Lower Court - Curitiba - State of Paraná
b.	Jurisdiction: Federal Supreme Court (STF)
c.	Filing date: 10.13.2005
d.	Parties to the proceedings: State of Paraná and Public Prosecution Office of the State of Paraná vs. Federal Government, Central Bank of Brazil and Itaú Unibanco S.A.
e.	Amounts, assets or rights involved: R$3,738,621,318.72 (originally claimed amount)
f.	Main facts: The plaintiffs require indemnity for damage allegedly incurred by the State of Paraná as a result of the incorrect evaluation of tax credits in the privatization process of Banco Banestado S.A. (Banestado), which caused this government institution to take out a loan supposedly greater than necessary to restructure the financial institution in the pre-privatization period. The proceedings were challenged in court based on the claim that the tax credits were properly evaluated, and it is awaiting the decision of the Federal Supreme Court, where the matter is being considered as an original lawsuit. It should be noted that, as set forth by law, the privatization of Banestado was carried out through an invitation to bid. Additionally, at the time of the privatization, tax credits were evaluated by independent banks. Proceedings were suspended. We were served with notice to submit closing arguments on March 14, 2018.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Payment to the State of Paraná of the amount corresponding to the tax credits.

Case No. 2000.51.01.030509-7
a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c.	Filing date: 11.21.2000
d.	Parties to the proceedings: Federal Public Prosecution Office vs. Itaú Unibanco S.A., Banco Banerj S.A. (“Banerj”), State of Rio de Janeiro, and Caixa Econômica Federal.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is a public-interest civil action involving aspects of Banerj’s privatization process. The so called “B Account” (an escrow account) was set up by means of a bank loan between Caixa Econômica Federal and the State of Rio de Janeiro in the amount of R$942,399,095.28. The purpose of said account is to ensure the refund to the purchaser of Banerj, awarded in lawsuits filed based on events that took place before privatization. In these proceedings, the Federal Public Prosecution Office requires the partial nullity of the agreement that authorized the transfer of said amount to the “B Account”, as well as the joint obligation of the defendants to refund amounts unduly withdrawn through allegedly unlawful procedures adopted in the settlements of labor claims filed by Banerj’s former employees. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts of the labor settlements, which were paid with funds from the “B Account”, and to prevent any new withdrawals from “B Account.

Case No. 2003.51.01.028514-2
a.	Court: 2nd Federal Lower Court of the Judiciary Section of Rio de Janeiro (State of Rio de Janeiro)
b.	Jurisdiction: Federal Regional Court (TRF) of the 2nd Region
c.	Filing date: 12.05.2003
d.	Parties to the proceedings: Federal Public Prosecution Office, Public Prosecution Office of the State of Rio de Janeiro, and Labor Public Prosecution Office vs. Itaú Unibanco S.A.; Banco Banerj S.A. (“Banerj”), Mr. Gilberto Carlos Frizão, Mr. Manuel Antonio Granado, and Mr. Otávio Aldo Ronco.
e.	Amounts, assets or rights involved: R$942,399,095.28 (historical amount of the “B Account” set up on June 10, 1997).
f.	Main facts: This is public-interest civil action based on alleged administrative improbity involving aspects of Banerj’s privatization process, related to the set up and use of the so-called “B Account” (an escrow account). In this proceeding, plaintiffs claim that there was undue withdrawals of funds deposited in the “B Account” through allegedly unlawful procedures adopted in labor claims filed by Banerj’s former employees (i.e. the non-filing of applicable appeals), for which reason they seek any withdrawal from the “B Account” to be previously submitted to the Finance Secretary of the State of Rio de Janeiro for approval, and also seek an award for damage against the defendants for the amounts unduly withdrawn under the penalties set forth in the Brazilian Improbity Law (Law n.º 8,429/1992), due to the administrative improbity of the defendants. The case was dismissed, recognizing the legality of the “B Account” set up and of the settlements signed. Decision of the Federal Regional Court upheld the dismissal of the case. This decision was later annulled for lack of notice to the Public Prosecution Office. The Federal Regional Court will try the case again.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: To refund the amounts unduly withdrawn from the “B Account”.

Case No. 00026352620148260272
a.	Court: 2nd Lower Civil Court of the Judicial District of Itapira - State of São Paulo
b.	Jurisdiction: Court of Justice
c.	Filing date: 08/06/2003
d.	Parties to the proceedings: KVA Engenharia Elétrica Ltda. vs. Itaú Unibanco
e.	Amounts, assets or rights involved: R$8,241,778,958.17 (June 2018)
f.	Main facts: Lawsuit to review current account, loan and renegotiation agreements, in which the bank was sentenced to exclude interest capitalization and refund over-collected amounts, including interest in the same proportion as it was charged by the bank. Regarding the calculation of the liquid amount, the lower court approved the amount of approximately R$7.6 billion to be reimbursed to the plaintiff, which uses capitalized interest. An interlocutory appeal was filed with the Court of Justice of the State of São Paulo against this decision.
g.	Chance of loss: Remote (probably in the amount of R$3,799,541.61)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Tax Claims

Case No. 0204699-55.0500.8.26.0090 (204.699/05)
a.	Court: Municipal Tax Foreclosures of São Paulo
b.	Jurisdiction: Lower Court – Municipal Tax Foreclosures Lower Court of São Paulo
c.	Filing date: 11.30.2005
d.	Parties to the proceedings: City of São Paulo x Banco Itauleasing S/A (current corporate name of Cia Itauleasing de Arrendamento Mercantil)
e.	Amounts, assets or rights involved: R$2,764,494,603.11 (December 2017)
f.	Main facts: Tax foreclosure filed by the City of São Paulo for the collection of service tax (ISS) on lease operations. The motion to stay execution filed by the Bank, which challenges the place where the service was provided, the calculation basis, and the fact that amounts due were paid to the municipality in which the Bank has its head office (municipality of Poá/State of São Paulo), was denied. The Court of Justice of the State of São Paulo (TJSP) granted the appeal filed by the Bank to annul the appealed judgment due to alleged curtailment of the right to defend itself. The case was remanded to the original court so that the expert evidence required by the Bank is produced, and a new judgment is rendered. The production of expert evidence was started.
g.	Chance of loss: Remote.
h.	Analysis of impact in the event of an unfavorable decision: Payment of the amount challenged.

Case No. 16327.721830/2011-92
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.28.2011
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Cia. Securitizadora de Créditos Financeiros
e.	Amounts, assets or rights involved: R$1,307,935,680.37 (December 2017)
f.	Main facts: It requires the collection of IRPJ and CSLL payable for calendar year 2007, upon the acquisition, of the difference between the credit face value and its acquisition cost. The voluntary appeal filed in view of the unfavorable decision by the Judge of the Federal Revenue Office (DRJ) is awaiting decision.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721481/2012-90
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.14.2012
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$856,455,834.84 (December 2017)
f.	Main facts: Tax assessment notice by social security authorities regarding the amount of profit sharing and bonus paid to employees from January 2007 to December 2008, and amounts of workers compensation insurance and contribution for third parties (education allowance). On June 14, 2016, the voluntary appeal was tried on the CARF. The motion for clarification filed by the Office of the General Counsel to the National Treasury (PGFN) was granted, in connection with the preemptive period for collection of a fine due to the non-performance of accessory obligation. The appellate decision is awaiting notice. We were served with notice of the appellate decision. A special appeal filed by the bank is pending trial.
g.	Chance of loss: Remote (R$346,070,543.33), Possible (R$377,784,719.25), and Probable (R$132,600,572.26)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720.550/2014-18
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 06.26.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,206,526,339.12 (December 2017)
f.	Main facts: Assessment notice aimed at the collection of social security tax due (employers and third parties) on payments made as profit sharing and bonus in 2009 and 2010. On June 14, 2016, the case was placed for trial docket on CARF, which decided to postpone trial to produce more evidence in connection with the periods under notification. The case returned to CARF after the end of the evidence production period.
g.	Chance of loss: Possible (R$960,332,057.46), and Probable (R$246,194,281.66)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721108/2014-09
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12.05.2014
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,174,642,180.01 (December 2017)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the grounds that a portion of the goodwill earned on the Itaú Unibanco merger operation would have been incorrectly amortized on a fiscal basis. A separate fine is being levied due to the non-payment of monthly estimated amounts. We are awaiting to be served with a notice of the appellate decision that denied the voluntary appeals filed against the unfavorable decision by the Judge of the Federal Revenue Office (DRJ).
g.	Chance of loss: Remote (R$178,524,934.95), and Possible (R$996,117,245.06)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721149/2015-78
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12/22/2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$1,373,860,961.46 (December 2017)
f.	Main facts: Tax assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from calendar years 2010, 2011, and 2012, in view of the disallowance of operating expenses (expenses on interbank deposits related to investments in ID/fixed income made by Unibanco, which funds invested derived from the full subscription of the capital stock increased by Itaú). We are awaiting to be served with a notice of the ruling that denied the voluntary appeal filed against the unfavorable decision by the DRJ.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721095/2015-41
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date: 12/04/2015
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$835,757,562.31 (December 2017)
f.	Main facts: Tax assessment notice requiring the collection of IRPJ, CSLL, PIS, and COFINS related to the periods of 12.31.2010, 12.31.2011, and 12.31.2012, in view of Itaú Unibanco S/A not recognizing as taxable income the interest on income amounts distributed to Itaú Unibanco Holding by Banco Itaucard S/A and Itaú Corretora de Valores S/A. The voluntary appeal filed by the company was unanimously granted, and the appellate decision is awaiting to be served.
g.	Chance of loss: Remote (R$673,103,854.92), and Possible (R$162,653,707.38)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720680/2013-61
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date:06/25/2013
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco Holding S/A
e.	Amounts, assets or rights involved: R$26,613,452,728.57 (December 2017)
f.	Main facts: Assessment notice requiring the collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) from fiscal year 2008, resulting from the transaction that led to the merger of Itaú Holding and Unibanco Holdings S.A. on April 10, 2017, CARF rendered a decision favorable to the Company, cancelling the tax assessment notice. After this favorable decision to the taxpayer, the Federal Government has filed an appeal to the Superior Administrative Court of Federal Tax Appeals (CSRF), which was granted. Itaú Unibanco has then filed a Writ of Mandamus so that the final and unappealable judgment of the decision issued on April 2017 be recognized, since the Special Appeal filed by the Federal Government could not be granted, as the ruling had already been favorable to the petitioner. The Federal Government has again filed an appeal and the decision issued on August 13, 2018 has suspended the judgment favorable to Itaú Unibanco, which implies the possibility that CARF may docket the Special Appeal for trial. The Company has filed an interlocutory appeal against this decision to the Federal Regional Court of the 1st Region, which is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.721300/2013-14
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Appellate Court – Administrative Board of Tax Appeals (CARF)
c.	Filing date:11.14.2013
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Itaú Unibanco S/A
e.	Amounts, assets or rights involved: R$2,694,401,902.53 (December 2017)
f.	Main facts: Collection of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) required for alleged capital gain arising from the Itaú and Unibanco merger process. voluntary appeal was filed by the taxpayer, which was dismissed by the CARF. The special appeal filed by the Company before the Higher Chamber of Tax Appeals (CSRF) is currently pending trial. A special appeal filed is pending trial.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 16327.720411/2017-29
a.	Court: Federal Revenue Service
b.	Jurisdiction: Administrative Lower Court – Judge of the Federal Revenue Service
c.	Filing date: 05.30.2017
d.	Parties to the proceedings: Internal Revenue Service of Brazil vs. Banco Itauleasing S/A
e.	Amounts, assets or rights involved: R$821,107,594.38 (December 2017)
f.	Main facts: Tax assessment notice in connection with PIS/Cofins driven by alleged lack of taxation on the economic-financial result of leasing operations carried out and closed in 2012 and 2013, with a 150% fine levied on credits determined, due to the alleged fraud committed in successive acts that place these results under the exemption range of PIS/COFINS according to Article 3 of paragraph 2 of Law No. 9,718/98. The related objection filed is pending trial.
g.	Chance of loss: Remote (R$86,651,481.47) and Possible (R$734,456,112.91)
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 2008.61.00.014763-1
a.	Court: 11th Lower Civil Court of the Federal Justice of São Paulo
b.	Jurisdiction: Appellate Court - Federal Regional Court of the 3rd Region
c.	Filing date: 06.23.2008
d.	Parties to the proceedings: Dibens Leasing S.A. Arrendamento Mercantil and Others vs. the Officer of the Financial Institutions of the State of São Paulo
e.	Amounts, assets or rights involved: R$1,289,013,601.88 (December 2017)
f.	Main facts: Preliminary injunction filed requiring the suspension of the enforceable increase to 15% from 9% to be levied on the plaintiffs, introduced by Provisional Measure (MP) 413/2008. Preliminary injunction denied. The case was dismissed. The appeal is awaiting trial.
g.	Chance of loss: Probable
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Labor Claims

Case No. 00447000320085020066
a.	Court: 66th Labor Lower Court of São Paulo (Barra Funda)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date: 02.28.2008
d.	Parties to the proceedings: A. K. A.S. vs. Itaú Unibanco S.A
e.	Amounts, assets or rights involved: R$5,063,407,229.34 (December 2017)
f.	Main facts: This refers to a labor claim with an unfavorable first ruling by the Regional Labor Court (TRT) against the defendant, with respect to the payment of overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. Proceedings are suspended at the TST, since the appeal filed is awaiting trial (effect of decision on paid weekly rest – Case law guidance 394).
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Case No. 02329008220095020381
a.	Court: 1st Labor Lower Court of Osasco (State of São Paulo)
b.	Jurisdiction: Superior Labor Court (TST)
c.	Filing date:11.30.2009
d.	Parties to the proceedings: A. P.S.B. vs. Itaú Unibanco S.A and Itaú Vida e Previdência
e.	Amounts, assets or rights involved: R$18,239,715,867.37 (December 2017)
f.	Main facts: This refers to a labor claim with a final adverse judgment by the Regional Labor Court (TRT) against the defendant to pay overtime and monetary adjustment based on the same interest rates used by the bank, which directly challenges Law No. 8,177/91 and Precedent 445 of the TST, which bar this method of adjustment. A motion to set aside judgment filed by the bank was granted by the TRT. The plaintiff filed an ordinary appeal on the TST, which was denied, upholding the dismissal of judgment against the plaintiffs for malicious prosecution and attorney’s fees and court costs. The motion for clarification filed by the plaintiff was denied. The plaintiff filed extraordinary appeal to the Federal Supreme Court (STF). We filed appellee’s brief.
g.	Chance of loss: Remote
h.	Analysis of impact in the event of an unfavorable decision: Loss of the amount challenged.

Administrative Proceeding

Case No. 08700.008182/2016-57
a.	Court: Administrative Council for Economic Defense (CADE)
b.	Jurisdiction: Administrative Lower Court – General Superintendency of the Administrative Council for Economic Defense (CADE)
c.	Filing date: December 8, 2016, as published in the Official Gazette of the Federal Government.
d.	Parties to the proceedings: CADE “ex oficio” vs. Banco Itaú BBA S.A and others.
e.	Amounts, assets or rights involved: According to Law No. 12,529/11, Article 37, item I, any violation to the economic order will subject the company to a fine ranging from one-tenth percent (0.1%) to twenty percent (20%) of the gross revenues of the company, group or conglomerate, earned in the year prior to the filing of the administrative proceeding, in the business activity field in which the alleged violation was committed, which will never be lower than the alleged advantage gained, whenever such calculation is possible. On the grounds of lack of definition of the applicable calculation basis, as well as of the significantly wide range of percentages applicable, it will not be possible to calculate the fine amounts in the event of an unfavorable decision.
f.	Main facts: Administrative proceeding filed to investigate an alleged cartel in the Brazilian onshore foreign exchange market involving the Brazilian currency (Real). These presumed anticompetitive conducts would have been engaged mainly in the FX spot and the futures (derivatives) markets in Brazil by financial institutions (including Banco Itaú BBA S.A.) and individuals located in Brazil. The defense was timely filed on 01.08.2018.
g.	Chance of loss: Possible
h.	Analysis of impact in the event of an unfavorable decision: Payment of the fine amount.

Arbitration proceedings

The Issuer is not a party to any arbitration proceedings in progress at December 31, 2017 that are significant in terms of the matters or amounts involved.

4.3.1. Indicate the amount provided for, if any, for the lawsuits described in item 4.3

The total amount provided for the tax claims described in item 4.3. is R$1,667,808,455.80. No provision is recognized for civil and labor lawsuits since their likelihood of loss is classified as possible or remote.

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

The current business segments of Itaú Unibanco are described below:

✓	Retail Banking: the result of the Retail Banking segment arises from the offer of products and services to retail clients, high net worth clients, and very small and small companies in branches, in addition to financial products and services offered to non-account holders, comprising vehicle financing and offering of credit card services outside the branch network, and Itaú Consignado operations.

✓	Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking), and to institutional clients.

✓	Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro.

b) incorporation, acquisition or disposal of ownership interest

2017

Credit Intelligence Bureau

In January 2016, we announced that our subsidiary Itaú Unibanco S.A. entered into a non-binding memorandum of understanding (MoU) with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A. and Caixa Econômica Federal in order to create a credit intelligence bureau, or Gestora de Inteligência de Crédito S.A. (“GIC”).

In November 2016, CADE (the Brazilian antitrust agency) approved the transaction with certain restrictions and, on June 14, 2017, GIC was incorporated by Itaú Unibanco S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brasil) S.A., and Caixa Econômica Federal (through its subsidiary Caixa Participações S.A.).

GIC is structured as a Brazilian corporation and shareholders share its control, with each of them holding a 20% equity ownership. Its board of directors is composed of members appointed by the shareholders and its executives will be exclusively dedicated to GIC’s businesses, preserving the independent nature of GIC’s management. GIC’s technical and analytical platform will be developed and implemented through a services agreement with LexisNexis® Risk Solutions FL Inc.

Itaú CorpBanca

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired the control of the resulting entity – Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with the Corp Group, former controlling shareholder of CorpBanca, the majority of members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$114 billion of assets to its balance sheet.

In accordance with the put option set forth in Itaú CorpBanca’s Shareholders’ Agreement, we acquired (i) in October 2016, 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, increasing our equity stake from 33.58% to 35.71%, and (ii) in September 2017, 1.8 billion shares of Itaú CorpBanca for approximately R$55.6 million increasing our equity stake from 35.71% to 36.06%, in both cases without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the Transaction Agreement, which provided for (i) the postponement of the acquisition date of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of the applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of operations of Itaú Unibanco and Itaú CorpBanca in Colombia to a sale and purchase of assets and liabilities, concluded in April 2017; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

The implementation of the operations described above was the result of commitments assumed in January 2014 through the Transaction Agreement entered into with CorpBanca and its controlling stockholders. In June 2015, we entered into the first amendment to the Transaction Agreement, in which we agreed, among others, that (i) CorpBanca will distribute to its stockholders additional dividends corresponding to (a) CLP$239,860 million in the fiscal year 2015 (equivalent to approximately US$395 million at that time), and (b) 124,105 UFs (unidades de fomento – Chilean indexed unit of account, daily adjusted to reflect the inflation rate of the previous month in Chile) (equivalent to approximately US$5 million at that time) concurrently to its distribution of the profits earned in the fiscal year 2015, and (ii) we will reduce the amount of dividends payable to Banco Itaú Chile’s stockholders in connection with the income to be distributed for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million. Also in the last week of June 2015, Banco Itaú Chile and CorpBanca held their respective stockholders’ meetings, at which stockholders representing over two-thirds of each bank’s capital stock approved the merger of Banco Itaú Chile with CorpBanca, as well as the new provisions on dividend distribution agreed on the first amendment to the Transaction Agreement. On September 4, 2015, the last regulatory approval pending, from the Superintendency of Banks and Financial Institutions of Chile (Superintendencia de Bancos e Instituciones Financieras), was obtained and the merger was consummated on April 1, 2016. The surviving entity – Itaú CorpBanca – has succeeded Banco Itaú Chile in connection with all its assets, liabilities, rights, obligations, and licenses.

Sale of Group Life Insurance Business

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. The transfer of shares and the financial settlement of this transaction took place after compliance with certain conditions provided for in the agreement on April 1, 2017. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement for the acquisition of the retail business conducted by Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

In August 2017, CADE approved Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017, we obtained the last required authorization with the Central Bank of Brazil in connection with such transaction.

With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank retail business was carried out on October 31, 2017, the date when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of the operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements were completed on December 26, 2017 after the compliance with the provisions in the respective stockholders’ agreements of these companies.

XP Investimentos

On May 11, 2017, Itaú Unibanco S.A. entered into a Share Purchase Agreement with XP Controle Participações S.A. (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), for purchasing, at a first acquisition, 49.9% of the capital stock (representing 30.1% of common shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of the XP group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A (“XP Investimentos”), by means of a capital increase of R$600 million and the acquisition of XP Holding’s shares from the Sellers for R$5.7 billion, and these amounts are subject to contractual adjustments provided for since the execution date the agreement (“First Acquisition”). XP Holding´s total capital stock (before the First Acquisition) was valued at approximately R$12 billion.

Itaú Unibanco S.A. obtained authorizations from CADE, the Brazilian antitrust agency in March 2018, and from the Central Bank of Brazil (BACEN) in August 2018 to consummate the First Acquisition. Accordingly, Itaú Unibanco S.A. signed (i) a Concentration Control Agreement (“CCA”) with BACEN and undertook the commitment to: (a) not to acquire the ownership control of XP Holding for eight years as from the execution of the CCA; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option; and (ii) a CCA with CADE and undertook the commitment to: (a) if requested, distribute its own investment products through open platforms from competitors of XP Holding’s platforms at an arm’s-length basis; and (b) not direct its customers to XP Holding’s platforms.

On the closing date of the First Acquisition, which will take place on August 31, 2018, Itaú Unibanco S.A. and certain of the Sellers will execute a Shareholders’ Agreement that will reflect, among others, provisions regarding the rights of Itaú Unibanco as a minority shareholder of XP Holding, as well as Itaú Unibanco’s right to appoint two out of seven members of the XP Holding’s Board of Directors.

Subject to the future approval from proper government authorities, in addition to the First Acquisition, Itaú Unibanco has agreed to acquire in 2022 an additional 12.5% stake of XP Holding’s capital stock, which will lead Itaú Unibanco S.A. to hold 62.4% of the total capital stock of XP Holding (equivalent to 40.0% of common shares) based on a multiple (19 times) of XP Holdings earnings.

In view of this scenario, it is worth mentioning that the operation and management of the business of all XP Group’s companies, including XP Investimentos, will continue to be independent, segregated and autonomous, preserving its current principles and values. The control of the XP Group will continue to be held by XP Controle’s shareholders and the current officers and executives of XP Holding, XP Investimentos and other subsidiaries will remain in charge of their respective business, so as to ensure that XP Investimentos continues to operate as an open and independent platform, offering a diverse range of its own and third party products to its customers, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco´s conglomerate, without any restrictions or barriers. Itaú Unibanco will act as a minority shareholder and will have no influence on the commercial and operational policies of XP Investimentos or any other company in the XP Group. Moreover, Itaú Unibanco will have no preference or exclusivity rights regarding the sale of such products.

We estimate that the First Acquisition will impact Itaú Unibanco’s Basel index by 0.90%.

Initial Public Offering of IRB

In July 2017, IRB-Brasil Resseguros S.A. (“IRB”) carried out an initial public offering of its common shares, which consisted of a public offering for R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 registered book-entry common shares with no par value to (i) the public in Brazil, (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of this initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing its interest in IRB to 11.64% of IRB’s capital stock, remaining among the controlling block shareholders pursuant to the company’s shareholders agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.

In accordance with Article 24 of CVM Instruction No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the full exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock.

2016

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorizations, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG.

In May 2016, the Court of CADE approved, with certain restrictions, a 7-year term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda. (MasterCard), to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of Group Life Insurance Business

In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Itaú BMG Consignado shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the acquisition of the total equity interest held by Banco BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

Acquisition of Conectcar

On January 29, 2016, after obtaining the necessary regulatory authorizations and the fulfillment of conditions, we concluded, through our subsidiary Rede, the acquisition of 50% of the share capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) from Odebrecht Transport S.A., for the amount of R$170 million. The remaining 50% of ConectCar’s capital stock is owned by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. and the shareholders share control of ConectCar.

2015

See operations described at 2016.

c) Unusual events or operations

In 2017, 2016, and 2015 we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

			R$ million
	2017	2016	2015
Result - Attributale to Controlling Stockholders	23,903	23,263	25,740
Exclusion of the Non-Recurring Events	496	251	(2,848)
Increase of social contribution rate	-	-	(3,938)
Provision Expenses for Citibank Integration	277	-	-
Goodwill Amortization	-	-	37
Disposal of IRB shares	(155)	-	-
Liability Adequacy Test	(74)	-	-
Civil Lawsuits - Economic Plans	101	224	696
Tax Contingencies and Legal Liabilities	226	6	(37)
Impairment	152	181	50
Program for the Settlement or Installment Payment of Taxes	-	(14)
Pension Fund	-	(130)	130
Other	(31)	(18)	214
Recurring Result - Attributable to Controlling Stockholders	24,399	23,514	22,892

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved

a) event;

b) main business conditions;

c) companies involved;

d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members;

e) corporate structure before and after the transaction;

f) mechanisms adopted to ensure equitable treatment among stockholders.

For purposes of this item, we adopted as materiality criterion for operations involving amounts higher than R$740 million, which accounts for 0.5% of Itaú Unibanco Holding’s stockholders’ equity under IFRS (R$148,006 million at December 31, 2017).

2017

XP Investimentos

Event	Acquisition of minority interest in XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP group (“XP Group”), including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”).

Main business conditions	On May 11, 2017, Itaú Unibanco S.A. entered into a Share Purchase Agreement with XP Controle Participações S.A. (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9% of the total capital stock (accounting for 30.1% of common shares) of XP Holding, by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for R$5.7 billion, being such amounts subject to contractual adjustments provided for since its execution date (“First Acquisition”).

Itaú Unibanco S.A. obtained authorizations from CADE, the Brazilian antitrust agency in March 2018, and from the Central Bank of Brazil (BACEN) in August 2018 to consummate the First Acquisition. Accordingly, Itaú Unibanco S.A. signed (i) a Concentration Control Agreement (“CCA”) with BACEN and undertook the commitment to: (a) not to acquire the ownership control of XP Holding for eight years as from the execution of the CCA; and (b) cancel Itaú Unibanco’s call option and XP Controle’s put option; and (ii) a CCA with CADE and undertook the commitment to: (a) if requested, distribute its own investment products through open platforms from competitors of XP Holding’s platforms at an arm’s-length basis; and (b) not direct its customers to XP Holding’s platforms.

Subject to the future approval from proper government authorities, in addition to the First Acquisition, through which Itaú Unibanco will become a minority shareholder of XP Holding, Itaú Unibanco S.A. has agreed to acquire in 2022 an additional 12.5% stake, which will lead Itaú Unibanco S.A. to hold 62.4% of the total capital stock of XP Holding (equivalent to 40.0% of common shares) based on a multiple (19 times) of XP Holdings earnings.

On the closing date of the First Acquisition, which will take place on August 31, 2018, Itaú Unibanco S.A. and certain of the Sellers will execute a Shareholders’ Agreement that will reflect, among others, provisions regarding the rights of Itaú Unibanco S.A. as a minority shareholder of XP Holding, as well as Itaú Unibanco S.A.’s right to appoint two out of seven members of the XP Holding’s Board of Directors, in order to ascertain the aforementioned rights.

Companies involved	Itaú Unibanco S.A., XP Investimentos S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There will be no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals, the Issuer, by means of its subsidiaries, after the First Acquisition, will become the holder of 49.9% of the total capital stock (accounting for 30.1% of common shares) of XP Holding.

Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

2016

Citibank

Event	Acquisition of retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in Tecban – Tecnologia Bancária S.A. (“Tecban”) (representing up to 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (“Cibrasec”) (representing up to 3.60% of its capital).

Main business conditions

On October 8, 2016, Itaú Unibanco Holding S.A. (“IUH”) entered into, by means of its subsidiaries, an Equity Interest Purchase Agreement with Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) for acquisition of the retail activities carried out by Citibank in Brazil.

On the execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 retail clients, approximately 1.1 million credit cards, and a loan portfolio of approximately R$6 billion; on the December 31, 2015 base date, it had approximately R$35 billion in deposits and managed assets.

In August 2017, the Administrative Council for Economic Defense (CADE) approved Itaú Unibanco’s acquisition of Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. In October 2017 we obtained the final authorization from the Central Bank of Brazil (BACEN) for said acquisition.

With these regulatory approvals obtained, the financial settlement of the acquisition of Citibank’S retail business was carried out on October 31, 2017, the date when Itaú Unibanco became responsible for these operations. The financial settlement of the acquisition of operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations was carried out on December 1, 2017. The acquisitions of the equity investments held by Citibank in Tecban and Cibrasec and the respective financial settlements, in turn, were carried on December 26, 2017 after the provisions in the respective stockholders’ agreements of these companies were met.

Companies involved	Itaú Unibanco S.A., Banco Itaucard S.A., Marcep Corretagem de Seguros S.A., Itaú Corretora de Valores S.A., Banco Citibank S.A., Citibank, N.A., Citigroup Asia Pacific Holding LLC, Citigroup Global Markets Brasil Holding Inc. and Citibank N.A., Brazil Branch, as well as Citibank Corretora de Seguros Ltda., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Tecban and Cibrasec.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There will be no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals, the Issuer, by means of its subsidiaries, absorbed Citibank’s retail business and became the holder of 4.03% of Tecban’s capital and 3.60% of Cibrasec’s capital in addition to the current investment held by the Issuer, by means of its subsidiaries, in Tecban and Cibrasec.

Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

BMG

Event	Acquisition of the ownership interest of Banco BMG S.A. (“BMG”) in Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”).

Main business conditions	On July 9, 2012, Itaú Unibanco entered into an Association Agreement with BMG aiming at the offering, distribution and sale of payroll loans in Brazil (the “BMG Association”). After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado

On April 29, 2014, an agreement was entered into to establish the combination of the payroll loan business of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased and totally subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a 60% interest in the total and voting capital of Itaú BMG Consignado, and BMG became the holder of the remaining 40%.

On September 29, 2016, Itaú Unibanco entered into an agreement for the purchase and sale of shares with BMG by means of which it agreed to purchase the total interest held by BMG in Itaú BMG Consignado, corresponding to 40% of its total capital, for the approximate amount of R$1.28 billion.

In December 2016, after obtaining the required applicable regulatory approvals and complying with due conditions, we completed the acquisition of the total interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total capital. We paid R$1.46 billion and became the holder of 100% of total capital.

Companies involved	BMG and Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco became the holder of 100% of Itaú BMG Consignado’s total and voting capital.

Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

2015

Recovery

Event	Acquisition of ownership interest in Recovery do Brasil Consultoria S.A. (“Recovery”).

Main business conditions

On December 31, 2015, we entered into a purchase and sale agreement and other covenants (“Agreement”) with Banco BTG Pactual S.A. (“BTG”) through which we agreed to acquire 81.94% of ownership interest in Recovery’s capital, corresponding to BTG’s total interest in Recovery.

Together with the acquisition of the ownership interest in Recovery’s capital, Itaú Unibanco agreed, in the same transaction, to acquire approximately 70% of a portfolio of R$38 billion (face value) in credit rights related to recovery of the portfolios held by BTG.

After complying with certain conditions established in the agreement (including obtaining any required regulatory authorizations), the acquisition of Recovery and portfolios totaled R$1.210 billion, adjusted from the execution to the closing date. The transfer of shares and financial settlement of the transaction occurred on March 31, 2016.

Companies involved	Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with the conditions precedent set forth in the agreement, among which obtaining required regulatory authorizations, Itaú Unibanco became the holder of 89.08% interest in Recovery, of which 81.94% acquired from BTG and 7.14% from other stockholders.

Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

ConectCar

Event

Main business conditions

On October 21, 2015, through our subsidiary Rede, we entered into a share purchase and sale agreement, in which we agreed to acquire from Odebrecht Transport S.A. 50% of the capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining stake (50%) of ConectCar’s capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar provides intermediation services for the automatic payment of toll, fuel and parking lot. Conectcar’s control will be shared between Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares and execution of the stockholders’ agreement between Rede and Ipiranga Produtos de Petróleo S.A. was carried out on January 29, 2016, after the fulfillment of usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals.

Companies involved	Redecard S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with the usual conditions precedent in this type of transaction, including obtaining the applicable regulatory approvals, Rede acquired 50% of ConectCar’s capital.

Mechanisms adopted to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.